

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2022

Michael Potter
Chief Financial Officer
Corsair Gaming, Inc.
115 N. McCarthy Boulevard
Milpitas, California 95035

      Re: Corsair Gaming, Inc.
          Registration Statement on Form S-3
          Filed July 22, 2022
          File No. 333-266289

Dear Mr. Potter:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology